FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Mineralization at Island Gold Mine
Step-out drilling continues to intersect high-grade gold mineralization along-strike and down-plunge from existing Mineral Reserves and Resources

Toronto, Ontario (May 24, 2018) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from the ongoing surface and underground exploration drilling programs at the Island Gold Mine. Early results from the 2018 exploration program have been successful in extending high-grade gold mineralization along-strike and down-plunge from existing Mineral Reserves and Resources across three main areas of focus: the Main Extension; the Eastern Extension; and the Western Extension. All reported lengths are true width of the mineralized zones.

•
Main Extension: step-out drilling continues to intersect high-grade gold mineralization which extends up to 900 metres (“m”) east of current Mineral Reserves, and remains open down-plunge. New highlights include:

•	32.06 g/t Au (14.18 g/t cut) over 4.10 m;

•	17.10 g/t Au (12.72 g/t cut) over 6.33 m; and

•	14.89 g/t Au (10.18 g/t cut) over 3.40 m.

•	Eastern Extension: high-grade mineralization extended east outside of Inferred Mineral Resources and remains open down-plunge. New highlights include:

•	71.27 g/t Au (42.14 g/t cut) over 4.92 m;

•	44.28 g/t Au (30.55 g/t cut) over 5.97 m;

•	47.68 g/t Au (19.26 g/t cut) over 3.69 m; and

•	35.15 g/t Au (13.42 g/t cut) over 4.29 m.

•	Western Extension: high-grade mineralization intersected outside of Inferred Mineral Resources, extending mineralization down-plunge. New highlights include:

•	31.54 g/t Au (31.54 g/t cut) over 5.07 m.

•
Infill drilling of Inferred Mineral Resources returns high-grade intersections, confirming continuity of mineralization which is expected to support Mineral Resource conversion. New highlights include:

•	127.90 g/t Au (69.18 g/t cut) over 6.38 m;

•	58.80 g/t Au (44.22 g/t cut) over 8.78 m;

•	134.37 g/t Au (15.48 g/t cut) over 3.04 m;

•	95.48 g/t Au (25.02 g/t cut) over 2.86 m;

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•	93.55 g/t Au (18.59 g/t cut) over 2.66 m;

•	53.37 g/t Au (46.54 g/t cut) over 3.94 m;

•	30.37 g/t Au (30.37 g/t cut) over 6.36 m; and

•	41.30 g/t Au (22.85 g/t cut) over 4.64 m.

•	Exploration budget increased 20% to $18 million for 2018. Two additional surface rigs have been mobilized, bringing the total number of surface rigs to six

Note: Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 225 g/t Au, 80 g/t Au, or 70 g/t Au depending on the zone. Refer to drill hole composite interval summary tables in this release for more information.
“Island Gold continues to exceed expectations. 2017 exploration increased Mineral Reserves in both size and quality. Results this year are demonstrating the potential to enlarge the Mineral Resource across multiple extensions of the ore body. We have increased our exploration budget to fund eight drill rigs to accelerate our drilling progress through the remainder of the year,” said John A. McCluskey, President and Chief Executive Officer.
2018 Island Gold Mine Exploration Budget Increased
Reflecting the exploration success to start the year, the 2018 exploration budget for Island Gold has been increased to $18 million, up from the initial budget of $15 million. This includes the addition of two surface drill rigs, bringing the total number of surface drills to six.
The 2018 exploration drilling program continues to build on the positive results from the 2017 program which resulted in an 18% increase in mineral reserves to 887,000 ounces (2.7 million tonnes grading 10.20 g/t Au), net of mining depletion, and an 11% increase in grade to 10.20 g/t Au (as of December 31, 2017). This is a continuation of a strong trend since 2014 which has seen Mineral Reserves increase by 383% in terms of ounces, and 60% in terms of grade. A major part of this growth was a result of the successful ongoing directional exploration drilling program started in 2015 which focused on upgrading a portion of the large Inferred Mineral Resource base.
2018 Drilling Program – Island Gold Mine
The 2018 exploration drilling program is targeting three main areas along the two kilometre long Island Deposit Main Zone, as shown in Figure 1. The focus is on expanding the down-plunge and lateral extensions of the Island Gold Deposit with the objective of adding new near-mine Mineral Resources.
Drill holes in the Main and Western Extension areas are testing high-grade, east-plunging shoots below existing Mineral Reserves and Resources. Drill holes in the Eastern Extension are exploring for additional plunging shoots along strike beyond existing Mineral Reserves and Resources.
With the expanded exploration budget, 45,000 m of surface directional exploration drilling is now planned for 2018, up from 33,000 m. The 2018 program also includes 30,000 m for underground exploration drilling, 35,000 m for underground delineation drilling, and 15,000 m for regional exploration drilling.
The underground delineation drilling program is focused on converting Inferred Mineral Resources into Indicated Mineral Resources. This drilling is being conducted primarily from the 620 and 840 levels.

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Drilling completed to date in 2018 includes 115 drill holes for a total of 33,800 m. This includes 13,850 m of surface exploration drilling, 12,550 m of underground exploration drilling and 7,400 m of underground delineation drilling.
Main Extension
Exploration drilling in the Main Extension area is targeting the down-plunge continuation of gold mineralization below existing Mineral Reserves and Resources (Figure 2). Previously released drilling completed in 2017 in this area intersected:

•	32.41 g/t Au (19.85 g/t cut) over 8.40 m (MH8-4);

•	23.23 g/t Au (11.67 g/t cut) over 9.42 m (MH2A-12);

•	11.36 g/t Au (11.36 g/t cut) over 3.57 m (MH10-3); and

•	46.81 g/t Au (20.60 g/t cut) over 1.97 m (MH10-2).
The 2018 surface drilling program continues to expand gold mineralization, currently intersected up to 900 m down-plunge from existing Mineral Reserves with a drill hole spacing ranging from 75 to 100 m (Figure 2).
Highlights from the new results include (Table 1):

•	32.06 g/t Au (14.18 g/t cut) over 4.10 m (MH9-9);

•	17.10 g/t Au (12.72 g/t cut) over 6.33 m (MH9-7); and

•	14.89 g/t Au (10.18 g/t cut) over 3.40 m (MH11-5).
This east-plunging high-grade ore shoot remains open down-plunge. The ongoing exploration program is focused on further extending high-grade mineralization with the objective of defining additional Mineral Resources in this area. A program of directional drilling (pilot and branch holes) is being used to efficiently explore targets below 1,000 m from surface.
Western Extension
Surface drilling recently commenced in the Western Extension area, having last been drilled in early 2017 (Figure 3). Drilling in this area is targeting down-plunge of an Inferred Mineral Resource block that includes previously released high-grade drill hole intersections as follows:

•	117.57 g/t Au (49.61 g/t Au cut) over 8.97 m (510-480-12);

•	42.77 g/t Au (42.77 cut) over 4.04 m true width (740-471-35);

•	38.62 g/t Au (38.62 cut) over 2.42 m true width (740-477-40); and

•	16.23 g/t Au (16.23 cut) over 4.41 m true width (425-487-08).
The first down-plunge step-out drill hole of 2018 (MH5-5A) intersected 31.54 g/t Au (cut) over 5.07 m, further expanding this western high-grade shoot.
Drilling will continue to test the Western Extension area using 75 to 100 m spaced step-out drilling with the objective of expanding the high-grade mineralization where it remains open both laterally and down-plunge. A program of directional drilling (pilot and branch holes) is being used to efficiently explore these targets below 1,000 m from surface.
Eastern Extension
An objective of the 2018 underground exploration drilling program is to expand the high-grade zone defined from exploration drifts established at the eastern extent of the Island Gold Mine underground infrastructure (Figure 4).

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Drilling from the 620 exploration drift has continued to expand the high-grade mineralization at depth and to the east and it remains open in both directions.
Highlights from the new results include (Table 2):

•	71.27 g/t Au (42.14 g/t cut) over 4.92 m (620-592-35);

•	44.28 g/t Au (30.55 g/t cut) over 5.97 m (620-592-36);

•	47.68 g/t Au (19.26 g/t cut) over 3.69 m (620-592-33);

•	35.15 g/t Au (13.42 g/t cut) over 4.29 m (620-592-19);

•	48.56 g/t Au (32.08 g/t cut) over 2.94 m (620-592-21);

•	30.99 g/t Au (21.55 g/t cut) over 3.97 m (620-592-37); and

•	22.22 g/t Au (14.10 g/t cut) over 5.40 m (620-592-31).
A potential down-plunge extension of this shoot to the east and at depth is supported by previously reported surface drills holes which intersected (Figure 4):

•	17.85 g/t Au (14.25 g/t cut) over 2.18m (GD-620-01);

•	57.43 g/t Au (25.37 g/t cut) over 4.37 m (GD-630-01);

•	18.03 g/t Au (14.16 g/t cut) over 11.53m (GD-640-05);

•	15.20 g/t Au (8.16 g/t cut) over 2.06 m (GD-640-04); and

•	43.26 g/t Au (11.72 g/t cut) over 2.13m (GD-640-05-5).
Drilling will continue to test east of this area in 2018 from underground drill bays established on the 340 and 620 level exploration drifts.
Underground Delineation Drilling
Underground delineation drilling is also being carried out from the 620 and 840 levels with the focus on converting Inferred Mineral Resources to Indicated Mineral Resources.
New highlight drill intercepts include (Table 3):
Drill holes from 840 level (Figure 5):

•	127.90 g/t Au (69.18 g/t cut) over 6.38 m (840-533-18);

•	58.80 g/t Au (44.22 g/t cut) over 8.78 m (840-524-26);

•	53.37 g/t Au (46.54 g/t cut) over 3.94 m (840-533-21);

•	30.37 g/t Au (30.37 g/t cut) over 6.36 m (840-533-19);

•	39.87 g/t Au (39.87 g/t cut) over 4.65 m (840-529-25);

•	50.22 g/t Au (44.15 g/t cut) over 3.74 m (840-524-28);

•	33.55 g/t Au (33.55 g/t cut) over 3.88 m (840-533-15); and

•	33.26 g/t Au (33.26 g/t cut) over 3.78 m (840-533-23).
Drill holes from 620 level (Figure 4):

•	134.37 g/t Au (15.48 g/t cut) over 3.04 m (620-592-05);

•	95.48 g/t Au (25.02 g/t cut) over 2.86 m (620-592-16);

•	93.55 g/t Au (18.59 g/t cut) over 2.66 m (620-592-39);

•	41.30 g/t Au (22.85 g/t cut) over 4.64 m (620-592-03);

•	54.93 g/t Au (19.69 g/t cut) over 3.13 m (620-592-06);

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•	48.19 g/t Au (20.64 g/t cut) over 2.98 m (620-592-07);

•	59.85 g/t Au (15.08 g/t cut) over 2.06 m (620-586-09); and

•	24.75 g/t Au (21.99 g/t cut) over 3.26 m (620-592-17).
The results from the infill definition drilling within existing Inferred Mineral Resource blocks confirm the continuity of the high-grade gold mineralization and are expected to support the conversion of the Mineral Resources in these areas.
Hanging Wall Zones
The Island Gold deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zones which constitutes the main production horizons at the Island Gold mine. Highlights of new intersections in parallel zones and zones in which the lateral continuity is not yet established (“X” zone) include:

•	153.69 g/t Au (46.15 g/t cut) over 2.82 m (D1 Zone, 840-533-26);

•	68.06 g/t Au (15.44 g/t cut) over 2.51 m (X Zone, 620-592-15);

•	24.98 g/t Au (6.11 g/t cut) over 5.23 m (X Zone, 620-592-15);

•	95.46 g/t Au (95.46 g/t cut) over 1.16 m (X Zone, MH11-6); and

•	31.71 g/t Au (27.61 g/t cut) over 3.26 m (X Zone, LC-415-04-2).
Additional drilling will be required to further evaluate these high-grade intersections and their potential in both the footwall and hanging wall of the main C and E1E Zones.
Surface Regional Exploration Drilling
A 15,000 m drill program is planned later in 2018 which will drill test targets along the Goudreau Deformation Zone to the west of the main Island Gold Mine deposit. Drilling is also planned to test a previous high grade intercept of 9.71 g/t Au (cut) over 5.95 m below the Kremzar gold deposit.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the delineation and exploration drilling were done at LabExpert in Rouyn-Noranda, PQ. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory.

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About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This News Release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws "forward-looking statements". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

The risks and uncertainties that may cause actual results to differ materially from Alamos' expectations include, among others, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations and changes in project parameters as plans continue to be refined, changes to the price of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures by Alamos and its predecessors available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to put undue reliance on forward-looking statements which are not guarantees of future events, and speak only as of the date made. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

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Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates

All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Figure 1: Island Gold Mine Main Zone Longitudinal – 2018 Drilling Target Areas

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Figure 2: Island Gold Mine Main Zone Longitudinal – Main Extension

Inferred Resource (2017)
102,200 tonnes @ 17.12 g/t Au
56,200 ounces Au (undiluted)
MH11-5
14.89 g/t Au (10.18 g/t Au cut) / 3.40 m
Inferred Resource (2017)
999,200 tonnes @ 9.69 g/t Au
311,200 ounces Au (undiluted)
MH1-10
24.54 g/t Au (24.54 g/t Au cut) / 3.09 m
MH2-12A
23.23 g/t Au (11.67 g/t Au cut) / 9.42 m
MH8-4
32.41 g/t Au (19.85 g/t Au cut) / 8.40 m
MH10-2
46.81 g/t Au (20.60 g/t Au cut) / 1.97m
MH9-5A
16.43 g/t Au (10.57 g/t Au cut) / 3.01 m
MH10-4
4.43 g/t Au (4.43 g/t Au cut)/ 4.40 m
840-529-43
28.76 g/t Au (24.75 g/t Au cut) / 4.04 m
MH10-1
19.75 g/t Au (11.51 g/t Au cut) / 2.04 m
MH9-7
17.10 g/t Au (12.72 g/t Au cut) / 6.33 m
MH10-3
11.36 g/t Au (11.36 g/t Au cut) / 3.57m
- 1 500 m
- 1 500 m
MH10-6
6.59 g/t Au (6.59 g/t Au cut) / 3.45 m
MH9-6
6.11 g/t Au (6.11 g/t Au cut) / 2.34 m
1 km
MH9-9
32.06 g/t Au (14.18 g/t Au cut) / 4.10 m
Drillhole assays cut to 225 g/t Au
Drillhole assay cut to 70 g/t Au
OPEN
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (2017)
Probable Reserves (2017)
Indicated Resources (2017)
Inferred Resources (2017)
Diabase Dyke
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
New Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Previously Released Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres

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Figure 3: Island Gold Mine Main Zone Longitudinal – Western Extension

- 1 000 m
Inferred Resource (2017)
181,100 tonnes @ 17.17 g/t Au
100,000 ounces Au (undiluted)
740-471-35
42.77 g/t Au (42.77 g/t Au cut) / 4.04 m
510-480-12
117.57 g/t Au (49.61 g/t Au cut) / 8.97 m
740-477-40
38.62 g/t Au (38.62 g/t Au cut) / 2.42 m
Inferred Resource (2017)
32,600 tonnes @ 6.29 g/t Au
6,600 ounces Au (undiluted)
- 1 000 m
Inferred Resource (2017)
72,100 tonnes @ 9.90 g/t Au
22,900 ouncesAu (undiluted)
50m
425-487-08
16.23 g/t Au (16.23 g/t Au cut) / 4.41 m
MH5-5A
31.54 g/t Au (31.54 g/t Au cut) / 5.07m
OPEN
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (2017)
Probable Reserves (2017)
Indicated Resources (2017)
Inferred Resources (2017)
Diabase Dyke
Drillhole assays cut to 225 g/t Au
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
New Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Previously Released Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres

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Figure 4: Island Gold Mine Main Zone Longitudinal – Eastern Extension

LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (2017)
Probable Reserves (2017)
Indicated Resources (2017)
Inferred Resources (2017)
Diabase Dyke
Drillhole assays cut to 70 g/t Au
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
New Drillhole Intersections
Previously Released Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
340 Level
620 Level
- 500 m
- 500 m
- 1 000 m
- 1 000 m
100m
Inferred Resource (2017)
133,200 tonnes @ 9.03 g/t Au
38,700 ounces Au (undiluted)
620-592-07
48.19 g/t Au (20.64 g/t Au cut) / 2.98m
620-592-06
54.93 g/t Au (19.69 g/t Au cut) / 3.13m
620-592-05
134.37 g/t Au (15.48 g/t Au cut) / 3.04m
620-592-03
41.30 g/t Au (22.85 g/t Au cut) / 4.64m
620-592-31
22.22 g/t Au (14.10 g/t Au cut) / 5.40m
620-586-09
59.85 g/t Au (15.08 g/t Au cut) / 2.06m
620-592-33
47.68 g/t Au (19.26 g/t Au cut) / 3.69m
620-592-35
71.27 g/t Au (42.14 g/t Au cut) / 4.92m
620-592-36
44.28 g/t Au (30.55 g/t Au cut) / 5.97m
620-592-19
35.15 g/t Au (13.42 g/t Au cut) / 4.29m
620-592-21
48.56 g/t Au (32.08 g/t Au cut) / 2.94m
620-592-16
95.48g/t Au (25.02 g/t Au cut) / 2.86m
620-592-17
24.75 g/t Au (21.99 g/t Au cut) / 3.26m
620-592-39
93.55 g/t Au (18.59 g/t Au cut) / 2.66m
Inferred Resource (2017)
57,700 tonnes @ 6.17 g/t Au
11,400 ounces Au (undiluted)
Inferred Resource (2017)
26,200 tonnes @ 11.45 g/t Au
9,700 ounces Au (undiluted)
620-592-37
30.99 g/t Au (21.55 g/t Au cut) / 3.97m
GD-620-01
17.85 g/t Au (14.25 g/t Au cut) / 2.18m
GD-630-01
57.43 g/t Au (25.37 g/t Au cut) / 4.37m
GD-640-04
15.20 g/t Au (8.16 g/t Au cut) / 2.06m
GD-640-05
18.03 g/t Au (14.16 g/t Au cut) / 11.53m
GD-640-05-5
43.26 g/t Au (11.72 g/t Au cut) / 2.13m
OPEN

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Figure 5: Island Gold Mine Main Zone Longitudinal – 840 Level Delineation Drilling

840-529-35
19.35 g/t Au (19.35 g/t Au cut) / 4.14 m
840-524-28
50.22 g/t Au (44.15 g/t Au cut) / 3.74 m
840-533-18
127.90 g/t Au (69.18 g/t Au cut) / 6.38 m
840-533-21
53.37 g/t Au (46.54 g/t Au cut) / 3.94 m
840-533-23
33.26 g/t Au (33.26 g/t Au cut) / 3.78 m
840-529-25
39.87 g/t Au (39.87 g/t Au cut) / 4.65 m
840-533-15
33.55 g/t Au (33.55 g/t Au cut) / 3.88 m
- 1 000 m
- 1 000 m
840-524-26
58.80 g/t Au (44.22 g/t Au cut) / 8.78 m
840-533-19
30.37 g/t Au (30.37 g/t Au cut) / 6.36 m
100m
LEGEND
Ramp & Development
Plunge of Au Mineralization
Mined out
Proven Reserves (2017)
Probable Reserves (2017)
Indicated Resources (2017)
Inferred Resources (2017)
Diabase Dyke
Au Cut (g/t)
<3.7
3.7 ≤ 10.0
10.0 ≤ 30.0
> 30.0
Au Cut * True Width (gm/t)
< 7.5
7.5 ≤ 20
20 ≤ 60
> 60
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
New Drillhole Intersections
Previously Released Drillhole Intersections
Hole-ID
g/t Au Uncut (g/t Au cut) / True Width metres
Drillhole assays cut to 225 g/t Au
Drillhole assay cut to 70 g/t Au

12 | ALAMOS GOLD INC

FOR IMMEDIATE RELEASE

Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values per zone: Zone C @ 225 g/t Au; Zone E1E @ 70 g/t Au. Target area: Main Extension (Main Ext), Western Extension (Western Ext), Western Strike Extension (WSE)

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
MH5-5A	C	Western Ext	1,363.30	1,369.90	1,184	6.60	5.07	31.54	31.54
MH9-6	E1E	Main Ext	1,502.30	1,505.60	1,432	3.30	2.34	6.11	6.11
MH9-7	E1E	Main Ext	1,454.65	1,462.20	1,397	7.55	6.33	17.10	12.72
MH9-9	E1E	Main Ext	1,529.00	1,535.40	1,476	6.40	4.10	32.06	14.18
MH10-4	E1E	Main Ext	1,478.30	1,483.20	1,362	4.90	4.40	4.43	4.43
MH10-6	E1E	Main Ext	1,536.80	1,541.50	1,433	4.70	3.45	6.59	6.59
MH11-5	E1E	Main Ext	1,498.70	1,503.40	1,371	4.70	3.40	14.89	10.18
LC-415-04-01	X	WSE	906.50	910.25	875	3.75	2.65	3.70	3.70
LC-415-04-01	X	WSE	984.50	989.00	950	4.50	2.80	13.06	13.06
LC-415-04-04	X	WSE	941.70	947.40	907	5.70	3.91	5.83	5.83
LC-415-04-2	X	WSE	964.60	969.10	929	4.50	3.26	31.71	27.61
LC-415-04-3	X	WSE	945.50	953.00	917	7.50	4.60	11.02	7.70
LC-415-04-3	X	WSE	1,448.90	1,454.80	1,398	5.90	3.84	6.92	4.95
LC-415-04-3	X	WSE	1,471.70	1,474.10	1,416	2.40	1.56	6.85	6.85
MH9-5A	X	Main Ext	1,556.64	1,558.30	1,471	1.66	0.94	34.31	23.27
MH9-9	X	Main Ext	1,518.50	1,524.10	1,465	5.60	3.58	7.72	7.72
MH10-4	X	Main Ext	1,315.67	1,317.40	1,218	1.73	1.54	12.75	12.75
MH10-4	X	Main Ext	1,498.00	1,505.70	1,380	7.70	6.92	5.26	4.15
MH10-5	X	Main Ext	1,716.00	1,719.65	1,624	3.65	2.41	10.45	10.45
MH10-6	X	Main Ext	1,553.80	1,558.20	1,449	4.40	3.23	12.03	10.96
MH10-6	X	Main Ext	1,584.70	1,587.00	1,476	2.30	1.69	11.92	11.92
MH11-4A	X	Main Ext	1,220.60	1,221.10	1,068	0.50	0.35	3.09	3.09
MH11-5	X	Main Ext	1,600.15	1,601.75	1,462	1.60	1.16	27.98	27.98
MH11-6	X	Main Ext	1,398.20	1,399.80	1,281	1.60	1.16	95.46	95.46

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values per zone: E1E @ 70 g/t Au; Zone X @ 70 g/t. Target areas: Eastern Extension (Eastern Ext)

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
620-568-03	E1E	Eastern Ext	103.40	106.00	536	2.60	2.32	15.66	14.53
620-568-05	E1E	Eastern Ext	101.20	104.00	568	2.80	2.88	7.97	7.97
620-568-12	E1E	Eastern Ext	158.05	161.20	627	3.15	2.36	10.68	10.68
620-568-21	E1E	Eastern Ext	196.50	204.85	686	8.35	4.97	5.69	5.69
620-568-23	E1E	Eastern Ext	113.40	116.70	506	3.30	2.84	5.60	5.60
620-592-10	E1E	Eastern Ext	100.50	103.30	598	2.80	2.33	8.48	8.48
620-592-11	E1E	Eastern Ext	206.50	213.00	706	6.50	4.65	7.38	7.38
620-592-13	E1E	Eastern Ext	81.80	86.90	560	5.10	5.06	4.80	4.80
620-592-15	E1E	Eastern Ext	130.50	134.00	626	3.50	2.20	39.16	25.30
620-592-18	E1E	Eastern Ext	83.40	88.50	573	5.10	5.00	6.09	6.09
620-592-19	E1E	Eastern Ext	213.00	219.90	716	6.90	4.29	35.15	13.42
620-592-20	E1E	Eastern Ext	88.40	92.90	527	4.50	4.17	10.07	8.59
620-592-21	E1E	Eastern Ext	110.20	115.00	611	4.80	2.94	48.56	32.08
620-592-25	E1E	Eastern Ext	164.10	167.80	656	3.70	2.31	3.65	3.65
620-592-26	E1E	Eastern Ext	205.70	211.70	701	6.00	2.93	4.89	4.89
620-592-27	E1E	Eastern Ext	232.10	240.10	731	8.00	4.46	6.27	6.27
620-592-29	E1E	Eastern Ext	84.70	90.80	530	6.10	5.15	7.32	7.32
620-592-31	E1E	Eastern Ext	95.20	101.90	594	6.70	5.40	22.22	14.10
620-592-32	E1E	Eastern Ext	144.00	149.55	638	5.55	2.59	3.00	3.00
620-592-33	E1E	Eastern Ext	83.30	87.00	557	3.70	3.69	47.68	19.26
620-592-35	E1E	Eastern Ext	84.00	89.10	577	5.10	4.92	71.27	42.14
620-592-36	E1E	Eastern Ext	105.40	111.50	608	6.10	5.97	44.28	30.55
620-592-37	E1E	Eastern Ext	252.00	258.80	758	6.80	3.97	30.99	21.55
620-592-10	X	Eastern Ext	29.40	33.00	599	3.60	2.94	7.74	7.74
620-592-11	X	Eastern Ext	45.00	51.30	625	6.30	5.31	5.02	5.02
620-592-15	X	Eastern Ext	40.70	46.00	608	5.30	5.23	24.98	6.11
620-592-15	X	Eastern Ext	145.20	149.20	628	4.00	2.51	68.06	15.44

14 | ALAMOS GOLD INC

FOR IMMEDIATE RELEASE

Table 2 Continued: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
620-592-19	X	Eastern Ext	48.40	53.40	628	5.00	2.89	10.56	10.56
620-592-21	X	Eastern Ext	52.50	67.50	606	15.00	9.01	3.72	3.72
620-592-26	X	Eastern Ext	51.75	59.50	628	7.75	3.54	6.76	6.76
620-592-27	X	Eastern Ext	50.80	55.00	630	4.20	2.23	3.83	3.83
620-592-30	X	Eastern Ext	63.20	65.50	575	2.30	1.98	13.47	13.47
620-592-31	X	Eastern Ext	60.80	64.90	596	4.10	3.67	21.07	21.07
620-592-32	X	Eastern Ext	42.00	51.00	612	9.00	3.89	6.35	6.35
620-592-33	X	Eastern Ext	63.00	69.00	566	6.00	5.98	4.92	4.92
620-592-34	X	Eastern Ext	42.00	51.30	616	9.30	9.17	6.60	6.60
620-592-36	X	Eastern Ext	41.80	59.10	604	17.30	14.18	4.38	4.38
620-592-37	X	Eastern Ext	45.00	49.80	630	4.80	3.91	5.71	5.71

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values per zone: Zone C @ 225 g/t Au; Zone E1E @ 70 g/t Au; Zone B @ 80 g/t Au; Zone D1 @ 70 g/t Au; Zone X @ 70 g/t Au. Target area: Main Extension (Main Ext), Eastern Extension (Eastern Ext)

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
620-543-55	E1E	Eastern Ext	125.00	127.50	576	2.50	2.47	4.39	4.39
620-586-01	E1E	Eastern Ext	146.90	151.00	450	4.10	2.10	7.50	7.50
620-586-02	E1E	Eastern Ext	124.20	127.40	476	3.20	2.17	14.28	14.28
620-586-09	E1E	Eastern Ext	134.85	138.60	463	3.75	2.06	59.85	15.08
620-586-11	E1E	Eastern Ext	105.10	108.20	500	3.10	2.32	21.69	11.80
620-586-16	E1E	Eastern Ext	139.53	143.90	459	4.37	2.13	13.12	13.12
620-586-17	E1E	Eastern Ext	116.50	120.10	485	3.60	2.33	3.66	3.66
620-586-18	E1E	Eastern Ext	108.80	112.00	498	3.20	2.30	3.81	3.81
620-586-19	E1E	Eastern Ext	99.00	103.00	515	4.00	3.11	3.65	3.65
620-586-29	E1E	Eastern Ext	116.80	120.80	615	4.00	2.72	3.50	3.50
620-586-31	E1E	Eastern Ext	229.60	233.60	733	4.00	2.28	3.13	3.13
620-586-34	E1E	Eastern Ext	190.75	197.00	681	6.25	2.61	16.46	11.48
620-592-01	E1E	Eastern Ext	124.90	130.85	472	5.95	3.75	16.70	13.41
620-592-02	E1E	Eastern Ext	113.40	117.00	485	3.60	2.68	17.23	17.23
620-592-03	E1E	Eastern Ext	90.60	95.70	519	5.10	4.64	41.30	22.85
620-592-04	E1E	Eastern Ext	132.70	136.50	463	3.80	2.24	23.25	23.25
620-592-05	E1E	Eastern Ext	103.40	107.50	498	4.10	3.04	134.37	15.48
620-592-06	E1E	Eastern Ext	118.20	122.60	480	4.40	3.13	54.93	19.69
620-592-07	E1E	Eastern Ext	139.60	144.40	456	4.80	2.98	48.19	20.64
620-592-08	E1E	Eastern Ext	106.50	110.20	498	3.70	2.63	4.40	4.40
620-592-09B	E1E	Eastern Ext	100.20	103.30	507	3.10	2.80	4.04	4.04
620-592-14	E1E	Eastern Ext	166.50	172.10	663	5.60	3.22	8.13	8.13
620-592-16	E1E	Eastern Ext	144.10	149.30	643	5.20	2.86	95.48	25.02
620-592-17	E1E	Eastern Ext	181.20	186.10	675	4.90	3.26	24.75	21.99
620-592-22	E1E	Eastern Ext	148.10	153.00	640	4.90	2.70	5.46	5.46

16 | ALAMOS GOLD INC

FOR IMMEDIATE RELEASE

Table 3 Continued: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation Drilling

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
620-592-28	E1E	Eastern Ext	126.00	131.10	475	5.10	3.27	10.43	10.43
620-592-39	E1E	Eastern Ext	216.90	221.30	717	4.40	2.66	93.55	18.59
840-524-26	C	Main Ext	183.67	195.10	975	11.43	8.78	58.80	44.22
840-524-27	C	Main Ext	162.90	167.00	916	4.10	3.06	17.71	17.71
840-524-28	C	Main Ext	144.90	149.40	889	4.50	3.74	50.22	44.15
840-524-29	C	Main Ext	221.50	232.90	1,026	11.40	5.03	12.64	12.64
840-524-34	C	Main Ext	304.50	312.90	1,106	8.40	2.11	6.17	6.17
840-524-35	C	Main Ext	260.00	270.00	1,068	10.00	2.87	9.47	9.47
840-524-37	C	Main Ext	220.00	230.30	1,023	10.30	6.00	11.60	8.78
840-524-43	C	Main Ext	231.00	239.00	1,034	8.00	4.59	6.06	6.06
840-524-44	C	Main Ext	248.60	261.00	1,058	12.40	3.56	3.47	3.47
840-529-25	C	Main Ext	205.00	210.30	975	5.30	4.65	39.87	39.87
840-529-33	C	Main Ext	127.00	129.80	838	2.80	2.67	5.24	5.24
840-529-35	C	Main Ext	129.00	133.20	846	4.20	4.14	19.35	19.35
840-529-37	C	Main Ext	146.30	150.60	873	4.30	3.44	13.63	13.63
840-529-42	C	Main Ext	248.85	268.00	1,056	19.15	7.60	4.71	4.71
840-529-43	C	Main Ext	225.60	232.00	1,018	6.40	4.04	28.76	24.75
840-529-47	C	Main Ext	245.00	264.00	1,051	19.00	10.57	6.92	6.92
840-529-50	C	Main Ext	249.10	262.50	1,047	13.40	5.71	5.02	5.02
840-529-51	C	Main Ext	311.00	319.00	1,107	8.00	2.06	4.24	4.24
840-529-54	C	Main Ext	275.00	285.00	1,064	10.00	4.86	5.21	5.21
840-533-12	C	Main Ext	158.60	162.00	857	3.40	3.17	15.39	15.39
840-533-15	C	Main Ext	223.00	228.00	986	5.00	3.88	33.55	33.55
840-533-18	C	Main Ext	205.00	212.50	957	7.50	6.38	127.90	69.18
840-533-19	C	Main Ext	225.70	234.00	995	8.30	6.36	30.37	30.37
840-533-21	C	Main Ext	204.00	208.60	952	4.60	3.94	53.37	46.54
840-533-22	C	Main Ext	218.80	224.25	977	5.45	4.17	5.90	5.90
840-533-23	C	Main Ext	218.10	223.00	972	4.90	3.78	33.26	33.26
620-592-14	X	Eastern Ext	184.00	187.00	668	3.00	2.30	10.91	10.91

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3 Continued: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation Drilling

Hole ID	Zone	Target Area	From (m)	To (m)	Vertical Depth	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)
620-592-16	X	Eastern Ext	42.00	46.50	613	4.50	4.35	10.53	10.53
620-592-23	X	Eastern Ext	45.70	50.85	620	5.15	4.72	4.21	4.21
620-592-39	X	Eastern Ext	49.00	54.00	628	5.00	4.33	18.27	18.27
840-524-27	D1	Main Ext	62.00	66.40	878	4.40	3.25	4.59	4.59
840-524-28	D1	Main Ext	68.50	71.40	871	2.90	2.40	9.77	9.77
840-524-44	D1	Main Ext	87.70	90.60	926	2.90	1.67	8.95	8.95
840-529-27	B	Main Ext	166.70	171.10	760	4.40	3.13	3.11	3.11
840-529-33	X	Main Ext	122.70	125.60	839	2.90	2.83	22.42	22.42
840-529-40	D1	Main Ext	97.00	99.50	877	2.50	2.38	3.47	3.47
840-529-42	B	Main Ext	275.00	283.10	1,072	8.10	3.26	3.03	3.03
840-529-42	D	Main Ext	69.50	72.00	909	2.50	1.01	11.25	11.25
840-529-43	D1	Main Ext	142.60	149.60	959	7.00	2.78	10.48	10.48
840-529-44	X	Main Ext	281.40	287.60	1,075	6.20	2.03	29.52	20.76
840-533-13	D	Main Ext	54.00	56.40	874	2.40	2.00	24.88	24.88
840-533-26	D1	Main Ext	124.90	129.10	890	4.20	2.82	153.69	46.15
840-533-29	D1	Main Ext	127.00	129.20	888	2.20	1.57	36.20	36.20

18 | ALAMOS GOLD INC